LAS VEGAS RAILWAY EXPRESS, INC.
9480 SOUTH EASTERN AVE., SUITE 205
LAS VEGAS, NV 89123

June 9, 2015

Michael Clampitt
Senior Counsel
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Las Vegas Railway Express, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014
Filed January 22, 2015
Form 10-Q for the Fiscal Quarter Ended December 31, 2014
Filed February 17, 2015
File No. 000-54648

Dear Mr. Clampitt:

By letter dated April 16, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Las Vegas Railway Express, Inc. (the “Company,” “we,” “us” or “our”) with its comments to Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2014 filed on January 22, 2015 and Form 10-Q for the Fiscal Quarter Ended December 31, 2014 filed on February 17, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

1.
The first bullet of prior comment 1 requested that you file the reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014. In response, we note that you filed the company’s membership application form with Vacation.com, which references your agreement to the “membership terms and conditions”. Refer to Exhibit 10.16 to Amendment No. 2 to your Form 10-K for March 31, 2014, filed January 22, 2015. Please amend to filed the reseller agreement in its entirety, including, without limitation, the “terms and conditions” referenced by the membership application form.

Response: This agreement will be filed in its entirety, together with “terms and conditions,” as Exhibit 10.16 to the Form 10-K for the year ended March 31, 2015.

2.
In response to the third bullet of prior comment 1, we note that you filed the Service Agreement with Santa Fe Southern Railway, dated May 15, 2014, as Exhibit 10.18 to Amendment No. 2 to your Form 10-K for March 31, 2014, filed January 22, 2015. However, we note that Exhibits A-1, A-2 and A-3 have been omitted from Exhibit 10.18. Please amend to file the Service Agreement in its entirety.

Response: The Service Agreement will be filed in its entirety as Exhibit 10.17 to Form 10-K for the year ended March 31, 2015.

3.
We note that you have omitted certain schedules, exhibits, and/or attachments from some of the exhibits to your Form 10-Q for the period ended December 31, 2014. As examples only, we note that you have omitted:

•	Exhibits A, B and C to the Purchase Agreement between the Company and Cowen Overseas Investment LP, dated November 22, 2013, filed as Exhibit 10.2;

•	Exhibit A to the Note Exchange Agreement by and between the Company and Cowen Overseas Investment LP, dated April 11, 2014, filed as Exhibit 10.3;

•	Attachment 1 and Exhibits A, B and C to the secured convertible promissory note with Typenex Co-Investment, LLC, dated May 12, 2014, filed as Exhibit 10.13; and

•	Exhibits A and B to the Security purchase agreement with ADAR BAYS, LLC, dated July 24, 2014, filed as Exhibit 10.18.

Please amend and ensure that all exhibits are filed in their entirety.

Response:  The foregoing documents will be filed in their entirety as Exhibits 10.18, 10.19, 10.20 and 10.21 to Form 10-K for the year ended March 31, 2015, except for Exhibit B to the Purchase Agreement between the Company and Cowen Overseas Investment LP, dated November 22, 2013, which was never delivered in connection with the execution of such agreement.

4.
We note that in response to the fourth bullet of prior comment 2, you filed the “proposed term sheet” for the convertible note payable with KBM Worldwide, Inc., dated March 25, 2014, as Exhibit 10.5 to your Form 10-Q for the period ended December 31, 2014, rather than such convertible note. Therefore, we reissue the fourth bullet of prior comment 2.

Response:  The foregoing document will be filed in its entirety as Exhibit 10.22 to Form 10-K for March 31, 2015.

5.
We note that in response to the seventh bullet of prior comment 2, you filed the term sheet for the convertible note payable with Redwood Management, LLC, dated April 30, 2014, as Exhibit 10.12 to your Form 10-Q for the period ended December 31, 2014, rather than such convertible note. Therefore, we reissue the seventh bullet of prior comment 2.

Response: The foregoing document will be filed in its entirety as Exhibit 10.23 to Form 10-K for March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/Wanda Witoslawski

Wanda Witoslawski
Chief Financial Officer

Las Vegas Railway Express, Inc.